

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

<u>Mail Stop 3010</u>

March 19, 2010

Gerry Euston
Chief Executive Officer
Nicaragua Rising Inc.
13976 Lynmar Blvd.
Tampa, FL 33626

>   **Re: Nicaragua Rising Inc.**
>   **Schedule 14C**
>   **Filed March 12, 2010**
>   **File No. 000-53597**

Dear Mr. Euston:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you filed a Form 8-K on February 12, 2010 to report the merger transactions with Ceelox, Inc. but did not file a proxy statement or an information statement related to this merger. Please tell us whether stockholder approval was required for the merger and, if so, why you did not file a proxy statement or an information statement related to the transaction.

Action 2 – Approval of the Adoption of the Company's Stock Option Plan, page 4

2.   We note that on March 12, 2010, holders of a majority of your common stock
          approved your 2010 Stock Option Plan. As such, Item 8 of Schedule 14A
          requires information to be provided pursuant to Item 402 of Regulation S-K.
          Please revise your Schedule 14C to provide Item 402 disclosure.

          As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

          In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director